

BINDER

This certifies that, pending issuance of policy number **287022369** in the form described below, **Continental Insurance Company** is hereby binding the coverage described as follows:

Insured:
Copley Fund, Inc.
C/O Gallet Dreyer & Berkley LLP
845 Third Ave , Fifth Floor
New York, NY 10022

Attn:

Producer
JOHNSON & JOHNSON INC
PO BOX 899 (CHARLESTON 29402)
200 WINGO WAY STE 200
MOUNT PLEASANT, SC 29464
(857)403-4207
Attn: Kenneth F Rice

Policy Period: From 04/24/2021 to 04/24/2022

Binder Period: From 04/24/2021 to 05/24/2021

Quote Number: 6256384203
Product: Fidelity Bonds   **Form:** TSB 5062b

Limit of Liability: $525,000
Deductible: $5,000
Premium: $3,529

Endorsements Attached:

G-145184-A	2003-06-01	Economic & Trade Sanctions Conditions
GSL-8768-XX	2007-09-01	Growth In Size Provisions Endorsement With No Deductible Or Aggregate Limit For Investment Companies
PRO-4190-A	2004-03-01	Uncollectible Items of Deposit Endorsement
CNA-94655-XX	2018-12-01	Cryptocurrency Exclusion Rider

Issuance of a policy is subject to satisfaction of the following conditions:



Binder
Copley Fund, Inc.
Fidelity Bonds

It is expressly stipulated that, except as otherwise provided herein, the coverage provided by this binder is subject to all of the terms and conditions provided in the policy form noted above as issued by **Continental Insurance Company.**

This binder may be canceled at any time by the insured by giving written notice of cancellation to **Continental Insurance Company.** This binder shall terminate automatically at its expiration as noted in the outlined terms.

A short-rate premium charge will be made for this binder unless a policy is issued by **Continental Insurance Company** subject to the terms outlined above. **Continental Insurance Company** reserves the right to modify the final terms and conditions upon review of the information received in satisfaction of the aforementioned conditions.

Continental Insurance Company
By:

Samantha Butisingh
Underwriting Specialist